Exhibit 99.1

ZHONGRUN (FUJIAN) PHARMACEUTICAL CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Zhongrun (Fujian) Pharmaceutical Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Zhongrun (Fujian) Pharmaceutical Co., Ltd. (“the Company”), which comprise the balance sheets as of June 30, 2022, and 2021, and the related statements of income/(loss) and comprehensive income/(loss), changes in shareholders’ equity and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

TPS Thayer, LLC

Sugar Land, Texas

November 18, 2022

ZHONGRUN (FUJIAN) PHARMACEUTICAL CO., LTD.

BALANCE SHEETS

AS OF JUNE 30, 2022 AND 2021

(IN U.S. DOLLARS)

	As of June 30,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$21,749	$225,350
Accounts receivable, net – third parties	708,328	1,546,813
Accounts receivable, net – related parties	-	283,876
Inventories, net	428,083	1,912,935
Prepayment and other current assets	145,151	509,193
Loan receivable	4,080,010	-
Total current assets	5,383,321	4,478,167
Non-current assets
Property, plant and equipment, net	90,851	167,725
Intangible assets, net	49,720	69,203
Operating lease – right-of-use assets, net	773,629	1,016,982
Long-term deposit	57,621	59,863
Total non-current assets	971,821	1,313,773
TOTAL ASSETS	$6,355,142	$5,791,940

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses – third parties	$607,403	$958,488
Accounts payable and accrued expenses – related parties	-	200,372
Advances from customers	145,189	232,777
Taxes payable	3,971	16,129
Due to related parties	968,501	-
Operating lease liabilities – current portion	239,628	217,908
Total current liabilities	1,964,692	1,625,674
Operating lease liabilities – non-current portion	658,483	933,047
TOTAL LIABILITIES	$2,623,175	$2,558,721

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY
Paid-in capital	5,362,123	4,017,125
Accumulated deficit	(1,594,397)	(899,979)
Accumulated other comprehensive income/(loss)	(35,759)	116,073
TOTAL SHAREHOLDERS’ EQUITY	3,731,967	3,233,219
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,355,142	$5,791,940

The accompanying notes are an integral part of these financial statements.

ZHONGRUN (FUJIAN) PHARMACEUTICAL CO., LTD.

STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED JUNE 30, 2022 AND 2021

(IN U.S. DOLLARS)

	For the years ended June 30,
	2022	2021
Revenue	$15,330,904	$19,296,979
Cost of revenue	(14,584,311)	(17,358,779)
Gross profit	746,593	1,938,200
Operating expenses
Sales and marketing expenses	534,597	731,891
General and administrative expenses	941,540	1,653,210
Total operating expenses	1,476,137	2,385,101
Loss from operations	(729,544)	(446,901)
Other income (expenses)
Interest income	935	785
Other income, net	34,191	4,685
Total other income, net	35,126	5,470
Loss before income taxes	(694,418)	(441,431)
Income tax expense	-	-
Net loss	$(694,418)	$(441,431)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(151,832)	312,308
Total comprehensive loss	$(846,250)	$(129,123)

The accompanying notes are an integral part of these financial statements.

ZHONGRUN (FUJIAN) PHARMACEUTICAL CO., LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2022 and 2021

(IN U.S. DOLLARS)

	Paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total equity
Balance at June 30, 2020	$4,017,125	$(458,548)	$(196,235)	$3,362,342

Loss for the year	-	(441,431)	-	(441,431)
Foreign currency translation adjustment	-	-	312,308	312,308
Balance at June 30, 2021	$4,017,125	$(899,979)	$116,073	$3,233,219

Capital contribution	1,344,998	-	-	1,344,998
Loss for the year	-	(694,418)	-	(694,418)
Foreign currency translation adjustment	-	-	(151,832)	(151,832)
Balance at June 30, 2022	$5,362,123	$(1,594,397)	$(35,759)	$3,731,967

The accompanying notes are an integral part of these financial statements.

ZHONGRUN (FUJIAN) PHARMACEUTICAL CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2022 AND 2021

(IN U.S. DOLLARS)

	For the years ended June 30,
	2022	2021
Cash generated from operating activities
Net loss	$(694,418)	$(441,431)
Adjustments to reconcile net loss to net cash:
Depreciation of property, plant and equipment	73,527	85,051
Amortization of intangible assets	17,533	11,041
Amortization of right-of-use assets	213,060	200,260
Inventory provision	(212,151)	369,491
Changes in operating assets and liabilities:
Accounts receivables, net	1,093,791	1,371,422
Prepayment and other current assets	373,527	(247,741)
Inventories, net	1,678,988	(1,047,088)
Accounts payable and accrued expenses	(527,339)	(214,994)
Advance from customers	(81,864)	22,049
Taxes payable	(11,993)	(7,800)
Operating lease liability	(217,706)	(204,806)
Cash provided by (used in) operating activities	1,704,955	(104,546)
Investing Activities
Purchases of equipment and vehicles	(257)	(17,791)
Purchase of intangible assets	-	(55,497)
Loan receivable	(4,234,791)	-
Cash used in investing activities	(4,235,048)	(73,288)
Financing Activities
Proceeds from capital contribution	1,344,998	-
Proceeds from related parties	1,005,243	-
Cash provided by financing activities	2,350,241	-
Effects of currency translation	(23,749)	31,570
Net decrease in cash and cash equivalents	(203,601)	(146,264)
Cash and cash equivalents at beginning of year	225,350	371,614
Cash and cash equivalents at end of year	$21,749	$225,350

SUPPLEMENTAL DISCLOSURES
Income taxes paid	$-	$-
Interest paid	$-	$-

The accompanying notes are an integral part of these financial statements.

ZHONGRUN (FUJIAN) PHARMACEUTICAL CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Zhongrun (Fujian) Pharmaceutical Co., Ltd. (the “Company”) was incorporated as a limited company under the law of People’s Republic of China (the “PRC”) on January 13, 2017. The Company is principally engaged in the wholesale operation of pharmaceutical products and selling products purchased from its suppliers, mainly manufacturers, to its downstream customers, mainly retail pharmaceutical stores. The Company has no subsidiaries or investments in other companies.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

In preparing the financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on information as of the date of the financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayment and other current assets, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains all of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2022 and 2021, the Company determined that all accounts receivable were collectible and thus the allowance for doubtful accounts were $0 and $0.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities or obsolescence when  appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

Advances to suppliers

Advances to suppliers refer to advances for purchase of materials which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. As of June 30, 2022 and 2021, the Company recorded no allowance for advances to suppliers balances, respectively.

Advances from customers

Advances from customers refer to advances received from customers regarding product sales, for which revenue is recognized upon delivery.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation is provided on the straight-line method based on the estimated useful lives of the assets as follows:

Useful Lives
Machinery	5 – 10 Years
Office and Electronic Equipment	3 - 5 Years
Motor Vehicles	4 Years
Leasehold Improvements	5 Years

Costs to construct a property, plant and equipment asset are accumulated in construction in progress until the asset is placed in service. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statements of income and other comprehensive income in other income or expenses.

Intangible assets, net

Intangible assets consist of purchased software from outside of the Company. Software is initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of five years.

Impairment of long-Lived Assets

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charges equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation technique.

Leases

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria meets, the lease shall be classified as an operating lease.

For lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842 effective as of July 1, 2020, the beginning of the first period, presented by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had a material impact on the Company’s financial position, with no material impact on the results of operations and cash flows (see Note 9 and Note 11).

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, and accounts payable to approximate the fair value of the respective assets and liabilities as of June 30, 2022 and 2021 owing to their short-term or immediate nature.

Revenue recognition

The Company adopted Accounting Standards Codification No. 606, Revenue from Contracts with Customers (ASC 606) beginning July 1, 2020 and elected to adopt ASC 606 under the modified retrospective method. This guidance was applied retrospectively to the most current period presented in the Company’s financial statements. The adoption of ASC 606 did not have a material impact on the financial statements of the Company.

The Company generates revenues mainly from sales of pharmaceutical products to its customers, which are mainly pharmaceutical stores in PRC. Under the adoption of ASC 606, the Company recognized revenues in a manner to depict the transfer of goods to a customer at an amount that reflects the consideration expected to be received in exchange for those goods. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company considers customer purchase orders to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods itself (that is, the entity is a principal) or to arrange for the other party to provide those goods (that is, the entity is an agent). The Company determines it is a principal and recognizes revenues at the gross amount received for the goods. The Company controls the specified good before that good is transferred to its customers based on the following indicators: (1) the Company is primarily responsible for fulfilling the promise to provide the specified good, (2) the Company bears the inventory risk before or after (i.e., customer has a right of return) the specified good has been transferred to a customer, (3) the Company has discretion in setting the price for the specified good.

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company provide its customers with rights to return the sold goods as long as the validity period of the returned goods are more than one year and can reasonably estimates return provision for the goods. The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial since the Company can return the goods returned from the customers to its suppliers as long as the validity period of the returned goods are more than one year.

Revenues are reported net of all VAT. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment.

Income taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any PRC tax paid by subsidiaries during the year is recorded. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Comprehensive income/ (loss)

ASC Topic 220 establishes standards for reporting comprehensive income and its components. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events from non-owner sources. During the fiscal years ended June 30, 2022 and 2021, foreign currency translation gain (loss) adjustments of $(153,380) and $312,308 were recognized as a component of accumulated other comprehensive income (loss), respectively.

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Translation adjustments are included as a separate component of accumulated other comprehensive income (loss).

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of U.S. Dollar reporting. The following table outlines the currency exchange rates that were used in the financial statements:

	June 30, 2022	June 30, 2021
Year-end spot rate	US$1= 6.7114 RMB	US$1= 6.4601 RMB
Average rate	US$1= 6.4661 RMB	US$1= 6.6076 RMB

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. There are no known commitments or contingencies as of June 30, 2022 and 2021.

Concentration of risks

Exchange rate risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from exchange rate fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of June 30, 2022 and 2021, the RMB denominated cash and cash equivalents amounted to $21,749 and $225,350, respectively.

Currency convertibility risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which stated on the balance sheets represented the Company’s maximum exposure. The Company places its cash and cash equivalents in good credit quality financial institutions in China.

Going Concern

As of June 30, 2022 and 2021, the Company had accumulated deficit of $1,594,397 and $899,979, respectively. For the fiscal years ended June 30, 2022 and 2021, the Company had net loss of $694,418 and $441,431,  respectively. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in normal course of business.

The Company meets its day-to-day working capital requirements through its normal course of business and borrowings from its related parties. In order to strengthen the Company’s liquidity in the foreseeable future, the Company has taken the following measures: (i) Taking various cost control measures to tighten the costs of operations, (ii) Implementing various strategies to enhance sales and profitability and (iii) Capital contributions and borrowings from the related parties to meet the Company’s working capital needs.

The ability of the Company to continue as a going concern is dependent on the Company’s implementation of its business plan and generate greater revenues. Management believes that the actions presently being taken provided the opportunity for the Company to continue as a going concern.

Risks and uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s financial statements.

In March 2018, the FASB issued ASU 2018-05, “Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118,” which amends the FASB ASC and XBRL Taxonomy based on the Tax Cuts and Jobs Act, or the Act, that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 that was released by the SEC. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company adopted the amendment on July 1, 2020 by using the modified retrospective method. The adoption had no impact on the Company’s statement of cash flows for the year ended June 30, 2022 and 2021.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s balance sheets, statements of comprehensive income (loss) and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of June 30, 2022 and 2021:

	2022	2021
Accounts receivable – third parties	$708,328	$1,546,813
Accounts receivable – related parties	-	283,876
Accounts receivable, gross	708,328	1,830,689
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$708,328	$1,830,689

The Company recorded no allowance for doubtful accounts as of June 30, 2022 and 2021. The Company gives its customers a payment period of 30 days and continually assesses the recoverability of uncollected accounts receivable. As of June 30, 2022 and 2021, the balances of the Company’s accounts receivable were all due within 30 days. Management believes the balances of accounts receivable will be collected in full.

NOTE 4 – INVENTORIES

Inventories as of June 30, 2022 and 2021 consisted of the following:

	2022	2021
Finished goods	$587,463	$2,290,863
Inventory provision	(159,380)	(377,928)
Total inventories, net	$428,083	$1,912,935

Changes in inventory provisions for the years ended June 30, 2022 and 2021 were as follows:

	2022	2021
Beginning balance	$377,928	$-
Inventory provision	(212,151)	369,491
Exchange difference	(6,397)	8,437
Ending balance	$159,380	$377,928

For the years ended June 30, 2022, the Company wrote off inventory provision of $212,151. For the years ended June 30, 2022 and 2021, the Company recorded provision of inventories for lower of cost or net realizable value of ($212,151) and $369,491, respectively.

NOTE 5 – PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of June 30, 2022 and 2021 consisted of the following:

	2022	2021
Advance to suppliers	$79,754	$457,248
Other receivables	20,561	14,649
VAT receivables	44,836	37,296
Total prepayments and other current assets	$145,151	$509,193

NOTE 6 – LOAN RECEIVABLE

	2022	2021
Loan receivable	$4,080,010	$-
Total loan receivable	$4,080,010	$-

Loan receivable as of June 30, 2022 of $4,080,010 represented the loan lent to its former principal shareholder, Jianping Guo. The loan was given to Jianping Guo during the period from January 2022 to June 2022 with maturity date on December 31, 2022. The loan was unsecured and interest free. The Company assessed the recoverability of the loan and expected to fully collect balances of $4,080,010 before December 31, 2022.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following as of June 30, 2022 and 2021:

	2022	2021
Machinery	$189,954	$197,343
Office and electronic equipment	207,267	215,073
Motor vehicles	90,924	94,461
Leasehold improvements	93,738	97,384
Total property, plant and equipment, at cost	581,883	604,261
Less: accumulated depreciation	(491,032)	(436,536)
Property, plant and equipment, net	$90,851	$167,725

The Company recorded depreciation expense of $73,527 and $85,051 for the years ended June 30, 2022 and 2021, respectively. For the years ended June 30, 2022 and 2021, the Company recorded no impairment losses for property, plant and equipment.

For the years ended June 30, 2022 and 2021, the Company purchased new property plant and equipment of $257 and $17,791, respectively. For the years ended June 30, 2022 and 2021, the Company recorded no disposal of property, plant and equipment.

As of June 30, 2022 and 2021, there was not any pledged property, plant or equipment.

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of June 30, 2022 and 2021:

	2022	2021
Software	$108,958	$56,433
Construction in process - software	-	56,764
Less: accumulated amortization	(59,238)	(43,994)
Intangible assets, net	$49,720	$69,203

The Company recorded amortization expense of $17,533 and $11,041 for the years ended June 30, 2022 and 2021, respectively. For the years ended June 30, 2022 and 2021, the Company recorded no impairment losses for intangible assets.

For the years ended June 30, 2022 and 2021, the Company purchased new intangible assets of $0 and $55,497, respectively. For the years ended June 30, 2022 and 2021, the Company transferred intangible assets from construction in process of $52,525 and $0, respectively. For the years ended June 30, 2022 and 2021, the Company recorded no disposal of intangible assets.

As of June 30, 2022 and 2021, there were no any pledged intangible assets.

Estimated future amortization expense is as follows as of June 30, 2022:

Years ending June 30,	Amortization expense
2023	$17,533
2024	17,533
2025	14,654
$49,720

NOTE 9 – OPERATING LEASE RIGHT-OF-USE ASSETS, NET

Operating lease right -of-use assets, net were as follows as of June 30, 2022 and 2021:

	June 30, 2021	Increase	Exchange rate translation	June 30, 2022
Warehouse	$1,897,596	$-	$(71,053)	$1,826,543
Total right-of-use assets, at cost	1,897,596	-	(71,053)	1,826,543
Less: accumulated amortization	(880,614)	(213,060)	40,760	(1,052,914)
Right-of-use assets, net	$1,016,982	$(213,060)	$(30,293)	$773,629

The Company recognized amortization expense for the Warehouse Operating Lease Right-of-Use Assets over the lease contract period, which was nine years.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following is a summary of accounts payable and accrued expenses as of June 30, 2022 and 2021:

	2022	2021
Accounts payable to suppliers – third parties	$509,273	$900,917
Accounts payable to suppliers – related parties	-	200,372
Salary and welfare benefits payables	52,924	48,894
Accrued expenses and other current liabilities	45,206	8,677
Total	$607,403	$1,158,860

NOTE 11 – OPERATING LEASE LIABILITIES

Operating lease liabilities as of June 30, 2022 and 2021 consisted of the following:

	2022	2021
Warehouse	$898,111	$1,150,955
Total	$898,111	$1,150,955

Analyzed for reporting purposes as:

	2022	2021
Non-current portion of operating lease liabilities	$658,483	$933,047
Current maturities of operating lease liabilities	239,628	217,908
Total	$898,111	$1,150,955

The operating lease liabilities is the net present value of the remaining lease payments as of June 30, 2022 and 2021. The implicit discount rate used for the warehouse operating lease warehouse was 3.95%. The remaining lease term for the warehouse operating lease was 3.42 years.

For the fiscal years ended June 30, 2022 and 2021, the operating lease expenses were $254,565 and $249,118, respectively.

Maturity analysis of operating lease liabilities as of June 30, 2022 is as follows:

Operating lease payment	Total undiscounted cash flows
Discount rate at commencement	3.95%
One year	$270,970
Two years	286,135
Three years	286,135
Four years	119,223
Total undiscounted cash flows	$962,463
Total financing lease liabilities	898,111
Difference between undiscounted cash flows and discounted cash flows	64,352

NOTE 12 – TAXES

The Company is registered in PRC and generated all of its income/ (loss) from its PRC operations for the years ended June 30, 2022 and 2021.

Income Tax

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The EIT Law became effective on January 1, 2008. 25% tax rates apply to all the PRC operation subsidiaries in the Company. The PRC State Taxation Administration has examined the Company’s income tax returns through the year ended on June 30, 2022. However, the Company’s enterprise income tax is subject to examination by the PRC State Taxation Administration as needed after it is filed.

The provision for income tax for the years ended June 30, 2022 and 2021 were $0 and $0, respectively.

Deferred Income Tax

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	2022	2021
Tax loss carry forward	$354,252	$142,318
Inventory impairment provision	39,845	94,482
Allowance for deferred tax assets	(394,097)	(236,800)
Total	$-	$-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the company will not realize the benefits of those deductible differences as of June 30, 2022 and 2021.

Net operating losses

As of June 30, 2022 and 2021, the Company has accumulated carryforward losses of $354,252 and $142,318, respectively. Generally, tax losses can be carried   forward for no longer than five years starting from the year after the year in which the loss was incurred. Loss carryback is not permitted.

Tax loss can be carried forward for ten years for enterprises in the following industries:

●	New/high tech enterprises.
●	Small and medium-sized technology enterprises.
●	Qualified integrated circuit production enterprises with a line-width less than 130 nanometers (inclusive).

Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets from net operating losses are deductible, management believes it is more likely than not the company will not realize the benefits of those net operating losses as of June 30, 2022 and 2021.

Value Added Tax (“VAT”)

Business tax changed to VAT in China since May 1, 2016. The Company’s revenue from sales of pharmaceutical products was subject to a VAT rate of 11%.

Taxes payable

The Company’s taxes payable as of June 30, 2022 and 2021, consisted of the following:

	2022	2021
VAT payable	$2,514	$13,299
Other taxes payable	1,457	2,830
Total	$3,971	$16,129

NOTE 13 - EQUITY

Paid-in Capital

The Company had $5,362,123 and $4,017,125 in paid-in capital as of June 30, 2022 and 2021, respectively. During 2022 and 2021, the shareholder made capital contribution for $1,344,998 and 0, respectively.

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $0 and $0 as of June 30, 2022 and 2021.

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in PRC. For the years ended June 30, 2022 and 2021, there was no Company dividend declared.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

As of June 30, 2022, the Company had the following lease commitments under non-cancelable agreements:

Future lease payments	Operating lease
July 2022 to June 2023	$270,970
July 2023 to June 2024	286,135
July 2024 to June 2025	286,135
July 2025 to June 2026	119,223
Total	$962,463

NOTE 15 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company’s sales are made to customers that are located primarily in China. For the fiscal years ended June 30, 2022 and 2021, no individual customer accounted for more than 10% of the Company’s total revenues. As of June 30, 2022 and 2021, the Company had accounts receivable balances from one customer which accounted for 18% and 16% of the Company’s total accounts receivable balances, respectively.

For the years ended June 30, 2022, three suppliers accounted for 43%, 13% and 11% of the Company’s total purchase of inventories, respectively. For the years ended June 30, 2021, three suppliers accounted for 21%, 18% and 11% of the Company’s total purchase of inventories, respectively. As of June 30, 2022, the Company had accounts payable balances to two suppliers which accounted for 35% and 22% of the Company’s total accounts payable balance, respectively. As of June 30, 2021, the Company had accounts payable balances to two suppliers which accounted for 18% and 13% of the Company’s total accounts payable balance, respectively.

NOTE 16 – RELATED PARTY BALANCES AND TRANSACTIONS

1)	Nature of relationships with related parties:

Name	Relationship with the Company
Jianping Guo*	Former principal shareholder of the Company
Fuzhou Jiuzhoutong Zhonghua Pharmaceutical Co., Ltd.*	An entity controlled by Jianping Guo
Ling Chen	Principal shareholder of the Company

* Jianping Guo and Fuzhou Jiuzhoutong Zhonghua Pharmaceutical Co., Ltd. was the Company’s related parties through the period from July 2020 to January 2022.

2)	Related party transactions

For the year ended June 30, 2022, the Company’s principal shareholder, Ling Chen, provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing and repayment transactions with the Company’s related parties:

Name of related parties	Borrowing Amount	Repayment Amount

Ling Chen	$1,005,243	$-
Total	$1,005,243	$-

For the years ended June 30, 2022 and 2021, the Company generated revenue of $683,994 (from July 2021 to January 2022) and $474,102 from sales transactions with its related party Fujian Jiuzhoutong Zhonghua Pharmaceutical Co. Ltd., respectively. For the years ended June 30, 2022 and 2021, the Company purchased goods of $1,270,656 (from July 2021 to January 2022) and $3,246,265 from its related party Fujian Jiuzhoutong Zhonghua Pharmaceutical Co. Ltd., respectively.

3)	Related party balances

Net outstanding balances with related parties consisted of the following as of June 30, 2022 and 2021:

Accounts	Name of Related Parties	2022	2021

Accounts receivable	Fujian Jiuzhoutong Zhonghua Pharmaceutical Co. Ltd.	$-	$283,876
Accounts receivable		$-	$283,876

Accounts payable	Fujian Jiuzhoutong Zhonghua Pharmaceutical Co. Ltd.	$-	$200,372
Accounts payable		$-	$200,372

Due to related parties	Ling Chen	$968,501	$-
Due to related parties		$968,501	$-

NOTE 17 – SUBSEQUENT EVENTS

On July 22, 2022, E-Home Household Service Holdings Limited (Nasdaq: EJH) completed the acquisition of majority ownership of the Company via its wholly owned Hong Kong subsidiary E-Home Household Service Holdings Limited (“Hong Kong E-Home”). After to the acquisition, Hong Kong E-Home holds 55% of equity interests in the Company and becomes the principal shareholder of the Company.

In accordance with ASC 855-10, the Company evaluated all events and transactions that occurred after June 30, 2022 up through the date the Company issued these financial statements on November 18, 2022 and concluded that no other material subsequent events except for the disclosed above.